# Information for Our Shareholders

# Q3

July – September 2006



## A World of Innovation


Quality from
Henkel



Henkel

A Brand like a Friend

# Henkel: Financial Highlights

in million euros

| | Q3/2005 | Q3/2006 | Change[1] | 1 – 9/2005 | 1 – 9/2006 | Change[1] |
|---|---|---|---|---|---|---|
| **Sales** | 3,140 | 3,260 | 3.8 % | 8,886 | 9,538 | 7.3 % |
| **Operating profit (EBIT)** | 300 | 321 | 7.0 % | 861 | 975 | 13.3 % |
| Laundry & Home Care | 109 | 125 | 14.2 % | 319 | 347 | 8.8 % |
| Cosmetics/Toiletries | 80 | 89 | 13.7 % | 232 | 258 | 11.6 % |
| Consumer and Craftsmen Adhesives | 54 | 65 | 18.0 % | 141 | 159 | 12.3 % |
| Henkel Technologies | 86 | 74 | -14.1 % | 256 | 301 | 17.9 % |
| **Return on sales (EBIT)** in % | 9.5 | 9.8 | 0.3 pp | 9.7 | 10.2 | 0.5 pp |
| **Earnings before tax** | 267 | 298 | 11.6 % | 764 | 891 | 16.6 % |
| **Net earnings for the quarter/nine months** | 199 | 217 | 9.0 % | 568 | 650 | 14.4 % |
| **Net earnings for the quarter/nine months after minority interests** | 195 | 211 | 8.1 % | 556 | 635 | 14.1 % |
| **Earnings per preferred share** in euros | 1.36 | 1.47 | 7.9 % | 3.90 | 4.44 | 13.9 % |
| **Earnings per ordinary share** in euros | 1.35 | 1.46 | 7.9 % | 3.86 | 4.40 | 13.9 % |
| **Return on capital employed (ROCE)** in % | 13.5 | 14.4 | 0.9 pp | 13.1 | 14.5 | 1.4 pp |
| **Capital expenditures on property, plant and equipment** | 99 | 102 | 3.0 % | 272 | 283 | 4.0 % |
| **Research and development costs** | 81 | 87 | 7.4 % | 235 | 254 | 8.0 % |
| **Number of employees (as of September 30)** | 51,857 | 52,327 | 0.9 % | 51,857 | 52,327 | 0.9 % |

[1] calculated on the basis of units of 1,000 euros

pp = percentage points

# Contents

# Highlights Third Quarter 2006

## Key Financials

Sales:
+ 3.8 percent with further strong organic growth of 5.6 percent

Operating profit (EBIT):
+ 7.0 percent

Earnings per preferred share (EPS):
+ 7.9 percent

## Key Facts

Year of Innovation continues to pay off: More highly encouraging organic sales growth from all business sectors

Growth dynamics in Western Europe including Germany continued; double-digit sales growth in Latin America, Eastern Europe and Asia-Pacific (adjusted for foreign exchange)

Henkel Technologies continues reinvestment of gains from disposals

Net working capital as a percentage of sales improved by 3.5 percentage points to 14.6 percent

## Innovations


Persil

### Persil Naturals

The heavy-duty laundry detergent that combines high washing power with the freshness of natural substances


DIADEM
ROOTSET

### Diadem Root Set

Fast and effective touch-up of natural roots with a permanent colorant


Ceresit

### Ceresit Microgranulat Fliesenkleber Flex plus

Reduces dust development by up to 90 percent compared to conventional powder tile adhesives



### Macromelt OM 657

Polyamid hot melt adhesive for encapsulation of electronic devices

# Business Performance Third Quarter 2006

## Underlying Trading Conditions

Developments in national gross domestic product figures revealed only a slight decline in the rate of growth of the world economy in the third quarter of 2006. Growth in the USA remained marginally ahead of that of Europe where Germany again registered a rise in GDP. Meanwhile, there was almost no change in the rapid growth rates of the other regions of the world.

Private consumption recovered slightly in Europe, contrasted by a mild easing of its rate of rise in the USA.

Industry once again proved to be an important growth driver. Although manufacturing in Europe declined somewhat, in the USA it accelerated slightly, and output in Asia and Latin America continued its strong upward climb.

The sectoral analysis reveals particular high growth rates in the electronics industry, especially in Asia and the USA. However, the growth tempo in semiconductor production eased somewhat. The metal processing and fabrication industry and also machine construction continued to develop positively. Meanwhile, performance in the automotive sector was mixed: while production underwent a further slight decline in the USA, Europe again experienced a degree of growth and there were marked increases in most of the emerging economies. The construction sector was among the major growth drivers in many regions, with Asia particularly experiencing a building boom. In Europe and Germany too, progress in the construction sector has improved compared to previous years.

## Business Performance

### Sales and Profit

In the third quarter of 2006, Henkel reported sales of 3,260 million euros. The increase compared to the prior-year figure was 3.8 percent. After adjusting for foreign exchange, sales rose by 5.8 percent. Organic growth, i.e. growth adjusted for foreign exchange and acquisitions/divestments, was a very encouraging 5.6 percent, once again substantially exceeding our target range of 3 to 4 percent for the full fiscal year. This success is a reflection of the dynamism being shown by our growth regions, augmented by the improved performance of Western Europe including Germany. We also benefited from launches of further innovative products and implemented price increases.

All our business sectors contributed to the organic growth achieved, with Laundry & Home Care posting a 3.8 percent increase and Cosmetics/Toiletries rising 3.0 percent. Consumer and Craftsmen Adhesives registered even higher organic growth (plus 7.9 percent), as did Henkel Technologies (plus 9.3 percent).

There was a substantial improvement in gross margin: compared to the prior-year quarter, gross margin rose by 1.1 percentage points to 46.2 percent and was also up by 0.3 percentage points on each of the two preceding quarters of 2006. Marketing, selling and distribution costs rose by 5.7 percent, while research and development costs increased by 7.4 percent. Administrative expenses were 7.1 percent above the figure for the previous year's quarter. The net balance from other operating income and charges increased slightly by 4 million euros. Restructuring charges rose by 6 million

**Sales**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **3,260** | 9,538 |
| **2005** | **3,140** | 8,886 |
| Change versus previous year | 3.8 % | 7.3 % |

[1] calculated on the basis of units of 1,000 euros

**Sales development**

| | Q3 | 1 – 9 |
|---|---|---|
| **Change versus previous year** | **3.8 %** | **7.3 %** |
| Foreign exchange | –2.0 % | 0.9 % |
| **after adjusting for foreign exchange** | **5.8 %** | **6.4 %** |
| Acquisitions/divestments | 0.2 % | 0.6 % |
| **Organic** | **5.6 %** | **5.8 %** |

**EBIT**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **321** | 975 |
| **2005** | **300** | 861 |
| Change versus previous year | 7.0 % | 13.3 % |
| after adjusting for foreign exchange | 8.1 % | 12.1 % |

[1] calculated on the basis of units of 1,000 euros

**Return on sales (EBIT)**

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **9.8 %** | 10.2 % |
| **2005** | **9.5 %** | 9.7 % |
| Change versus previous year | 0.3 pp | 0.5 pp |

pp = percentage points

**Net earnings after minority interests** in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **211** | 635 |
| **2005** | **195** | 556 |
| Change versus previous year | 8.1 % | 14.1 % |

**Earnings per preferred share** in euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **1.47** | 4.44 |
| **2005** | **1.36** | 3.90 |
| Change versus previous year | 7.9 % | 13.9 % |

euros to 12 million euros. This was primarily due to ongoing reinvestment of the gains arising in the second quarter from the sale of the insulating glass sealant and rubber-to-metal bonding chemicals businesses.

Operating profit (EBIT) grew by 7.0 percent to 321 million euros, to which all our business sectors apart from Henkel Technologies contributed. Without the gains reinvested, however, operating profit of the Henkel Technologies business sector would also have increased by around 5 percent. After adjusting for foreign exchange, the increase in EBIT for Henkel as a whole amounted to 8.1 percent.

At 9.8 percent, return on sales (EBIT) was 0.3 percentage points above the level of the prior-year quarter. Adjusted for the gains reinvested, the rise would have been more than 0.8 percentage points. Return on capital employed (ROCE) improved by 0.9 percentage points to 14.4 percent.

Income from participations fell to 13 million euros due to the decrease in value of our investment in the Lion Corporation, Japan. Conversely, net interest expense improved by 23 million euros to –36 million euros. This is mainly attributable to first-time earnings from the trust funds in which the company's German

pension funds are administered. Overall, net financial items improved from −33 million euros to −23 million euros. The tax rate was 27.2 percent. Earnings for the quarter rose by 9.0 percent to 217 million euros. After minority interests amounting to 6 million euros, quarterly net earnings were 211 million euros (+8.1 percent). Earnings per preferred share increased by 7.9 percent to 1.47 euros. Adjusted for the gains reinvested, the rise would have been approximately 14 percent.

### Acquisitions and Divestments

Effective July 6, 2006, Henkel acquired 100 percent of the shares in Jasminal S.A.R.L., Sfax, Tunisia. Jasminal S.A.R.L. is predominantly active in the hair cosmetics and body care sectors with a smaller proportion of its sales also generated by insecticides and air fresheners.

### Capital Expenditures

Capital expenditures on property, plant and equipment for continuing operations amounted to 102 million euros, compared to 99 million euros in the prior-year quarter. A total of 18 million euros was invested in intangible assets (previous year: 12 million euros).

### Research and Development

Expenditures for research and development rose by 7.4 percent to 87 million euros. This corresponds to a 2.7 percent share of sales.

### Employees

As of September 30, 2006, the number of employees at Henkel was 52,327. This represents a slight increase compared to the 51,857 headcount as of September 30, 2005. The proportion of employees working outside Germany remained unchanged at 80 percent.

### Major Participation

Henkel has a 28.9 percent stake in Ecolab Inc., St. Paul, Minnesota, USA. In the third quarter of 2006, Ecolab Inc. reported sales of 1,279 million US dollars, an increase of 9.8 percent. Net earnings for the quarter rose compared to the prior-year quarter by 12.7 percent to 110.4 million US dollars. The market value of this participation as of September 30, 2006 amounted to around 2.5 billion euros.

### Share Performance

The quoted price of the Henkel preferred share, which is listed in the German Stock Index (DAX), increased

Share price performance Q3 2006 in euros


120
110
100
90
June 30
89.36 euros
August 1
92.85 euros
September 1
99.70 euros
September 30
109.66 euros
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
June 30, 2006
September 30, 2006

from 89.36 euros at the end of the second quarter of 2006 to a closing price of 109.66 euros for this reporting period. That is a rise of 22.7 percent. The Henkel preferred share thus significantly outperformed the DAX and also the Dow Jones Euro Stoxx Consumer Goods Index – the industry benchmark – by 5.6 percent and 8.8 percent respectively.

@ i The annual report, our quarterly reports, current data on Henkel shares as well as news, financial reports and corporate presentations can be found on the Investor Relations website at www.ir.henkel.com.

## Major Events

The beginning of September saw the launch of the Henkel Innovation Trophy, a new competition for inventive minds in this, our Year of Innovation. Its purpose is to invite independent thinkers around the world to submit their creative ideas to Henkel.

## Outlook

### Underlying Trading Conditions

We anticipate further positive developments in our markets. While raw material prices are rising less rapidly, we do not expect any sustained reduction in prices. Consequently, we further anticipate a slight increase in raw material and packaging costs. We will continue to respond to such developments with price increases of our own. Our ongoing restructuring measures will continue as planned to provide additional relief on the cost side.

### Sales and Profit Forecast 2006

We intend to once again grow faster than our markets. Due to positive business performance in 2006, we expect organic sales growth to be around 5 percent.

We expect operating profit (EBIT) to grow by around 10 percent after adjusting for foreign exchange.

We likewise expect an increase of around 10 percent in earnings per preferred share (EPS).

# Regional Performance

**Henkel: Key figures by region[1], Third Quarter 2006** in million euros

| Regions | Europe/ Africa/ Middle East | North America | Latin America | Asia-Pacific | Corporate | Henkel |
|---|---|---|---|---|---|---|
| **Sales July – September 2006** | **2,063** | **709** | **166** | **262** | **60** | **3,260** |
| Sales July – September 2005 | 1,916 | 772 | 151 | 241 | 60 | 3,140 |
| Change versus previous year | 7.7 % | –8.2 % | 10.3 % | 8.7 % | – | 3.8 % |
| after adjusting for foreign exchange | 8.7 % | –4.7 % | 14.1 % | 12.6 % | – | 5.8 % |
| **Proportion of Henkel sales July – September 2006** | **63 %** | **22 %** | **5 %** | **8 %** | **2 %** | **100 %** |
| Proportion of Henkel sales July – September 2005 | 61 % | 24 % | 5 % | 8 % | 2 % | 100 % |
| **EBIT July – September 2006** | **235** | **96** | **8** | **14** | **–32** | **321** |
| EBIT July – September 2005 | 203 | 107 | 8 | 11 | –29 | 300 |
| Change versus previous year | 16.1 % | –10.6 % | 16.6 % | 13.6 % | – | 7.0 % |
| after adjusting for foreign exchange | 16.7 % | –7.6 % | 23.3 % | 17.0 % | – | 8.1 % |
| **Return on sales (EBIT) July – September 2006** | **11.4 %** | **13.6 %** | **5.1 %** | **4.9 %** | **–** | **9.8 %** |
| Return on sales (EBIT) July – September 2005 | 10.6 % | 13.9 % | 4.9 % | 4.7 % | – | 9.5 % |

[1] calculated on the basis of units of 1,000 euros

**Henkel: Key figures by region[1], January – September 2006** in million euros

| Regions | Europe/ Africa/ Middle East | North America | Latin America | Asia-Pacific | Corporate | Henkel |
|---|---|---|---|---|---|---|
| **Sales January – September 2006** | **5,997** | **2,093** | **491** | **774** | **183** | **9,538** |
| Sales January – September 2005 | 5,578 | 2,034 | 416 | 680 | 178 | 8,886 |
| Change versus previous year | 7.5 % | 2.9 % | 18.2 % | 13.8 % | – | 7.3 % |
| after adjusting for foreign exchange | 7.3 % | 0.9 % | 13.0 % | 12.4 % | – | 6.4 % |
| **Proportion of Henkel sales January – September 2006** | **63 %** | **22 %** | **5 %** | **8 %** | **2 %** | **100 %** |
| Proportion of Henkel sales January – September 2005 | 63 % | 23 % | 5 % | 7 % | 2 % | 100 % |
| **EBIT January – September 2006** | **736** | **258** | **31** | **40** | **–90** | **975** |
| EBIT January – September 2005 | 639 | 253 | 21 | 35 | –87 | 861 |
| Change versus previous year | 15.3 % | 2.0 % | 52.6 % | 12.8 % | – | 13.3 % |
| after adjusting for foreign exchange | 14.9 % | – | 41.8 % | 7.3 % | – | 12.1 % |
| **Return on sales (EBIT) January – September 2006** | **12.3 %** | **12.3 %** | **6.4 %** | **5.1 %** | **–** | **10.2 %** |
| Return on sales (EBIT) January – September 2005 | 11.4 % | 12.4 % | 5.0 % | 5.2 % | – | 9.7 % |

[1] calculated on the basis of units of 1,000 euros

Sales in the **Europe/Africa/Middle East** region rose by 7.7 percent. After adjusting for foreign exchange, the increase was 8.7 percent. All our business sectors reported growth. In Eastern Europe, sales underwent another double-digit percentage increase, and we achieved encouraging sales improvements in Western Europe and Germany. Operating profit (EBIT) in the Europe/Africa/Middle East region grew by 16.1 percent, and by 16.7 percent after adjusting for foreign exchange. Return on sales rose by 0.8 percentage points to 11.4 percent.

In the **North America** region, sales fell by 8.2 percent, or 4.7 percent after adjusting for foreign exchange. While sales of the Laundry & Home Care business sector were affected by the absence of sales from the divested Dial foods business, sales in the Cosmetics/Toiletries business sector increased due to the deodorant brands acquired from Gillette. Moreover, sales of these business sectors increased in the prior-year quarter by advance orders from our customers arising from the announcement of the impending change-over in Dial's IT systems. Consequently, operating profit for the North America region decreased by 10.6 percent, or by 7.6 percent after adjusting for foreign exchange. Return on sales fell by 0.3 percentage points to 13.6 percent.

Sales in the **Latin America** region increased by 10.3 percent, and by 14.1 percent after adjusting for foreign exchange. Here, our business sectors Cosmetics/Toiletries, Consumer and Craftsmen Adhesives and Henkel Technologies all posted a double-digit percentage increase. Operating profit for Latin America rose by 16.6 percent, and by 23.3 percent after adjusting for foreign exchange. Return on sales improved by 0.2 percentage points to 5.1 percent.

In the **Asia-Pacific** region, sales were 8.7 percent above the level of the prior-year quarter. The rise after adjusting for foreign exchange was 12.6 percent. Growth was primarily driven by the Consumer and Craftsmen Adhesives and Henkel Technologies business sectors. Operating profit for Asia-Pacific increased by 13.6 percent, and by 17.0 percent after adjusting for foreign exchange. At 4.9 percent, return on sales was 0.2 percentage points above the level of the previous year's quarter.

# Laundry & Home Care

**Sales**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | 1,050 | 3,085 |
| **2005** | 1,086 | 3,055 |
| Change versus previous year | –3.4 % | 1.0 % |

[1] calculated on the basis of units of 1,000 euros

**Sales development**

| | Q3 | 1 – 9 |
|---|---|---|
| **Change versus previous year** | –3.4 % | 1.0 % |
| Foreign exchange | –2.0 % | 0.7 % |
| **after adjusting for foreign exchange** | –1.4 % | 0.3 % |
| Acquisitions/divestments | –5.2 % | –3.7 % |
| **Organic** | 3.8 % | 4.0 % |

**EBIT**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | 125 | 347 |
| **2005** | 109 | 319 |
| Change versus previous year | 14.2 % | 8.8 % |
| after adjusting for foreign exchange | 16.1 % | 8.1 % |

[1] calculated on the basis of units of 1,000 euros

**Return on sales (EBIT)**

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | 11.9 % | 11.2 % |
| **2005** | 10.0 % | 10.4 % |
| Change versus previous year | 1.9 pp | 0.8 pp |

pp = percentage points

The **Laundry & Home Care** business sector reported organic sales growth amounting to an encouraging 3.8 percent, despite the fact that the figure for the prior-year quarter had been increased by advance orders placed by our Dial customers. Western Europe developed particularly well with our German business delivering a strong quarter. We also continued our upward growth trend in Eastern Europe and Africa/Middle East, resulting in further expansion of our market positions. Overall, sales were 3.4 percent below the figure for the prior-year quarter, the latter still including sales from the now divested Dial foods business.

Operating profit rose by 14.2 percent, and by 16.1 percent after adjusting for foreign exchange. This is primarily due to the good business results achieved in Western Europe. Return on sales improved by 1.9 percentage points to 11.9 percent. Return on capital employed (ROCE) increased by 3.5 percentage points to 17.1 percent arising from the improved return on sales and also a higher capital turnover.

In the *laundry* segment, our biggest brands were also our strongest: both Persil/LeChat among the heavy-duty detergents, and Vernel/Silan of the fabric softeners posted substantial double-digit growth, enabling worldwide expansion in our market positions. Germany, Austria and Russia registered particularly encouraging increases in laundry sales. Special detergents, particularly Perwoll in Germany, benefited from an international relaunch with improved color and fiber protection formula and an attractive new packaging design. In Belgium we commenced an international roll-out of Persil Naturals, a heavy-duty detergent offering high washing power combined with the freshness of selected natural substances. Therefore, our Persil brand is adapting to increasing consumer demand for products with active ingredients from nature's store.

In the *home care* segment, growth in dishwashing detergents was particularly dynamic. In the Eastern Europe and Africa/Middle East regions particularly, there were substantial increases in hand-dishwashing detergent sales. In Germany the success of the machine dishwashing detergent Somat 5 further continued. Within the scouring agents category, we launched the liquid product Soft Scrub onto the US market. Packaged in a new generation of especially user-friendly bottles, this product has further upgraded our most important household cleaner brand in North America.

## Outlook

We continue to expect organic sales growth in 2006 to be above the market average. We foresee continuing recovery in the Western European markets but anticipate a level of dynamism below that of the other regions. We expect to achieve a further increase in operating profit.

# Cosmetics/Toiletries

**Sales**[1] in million euros

| | Q3 | 1–9 |
|---|---|---|
| **2006** | 742 | 2,130 |
| **2005** | 681 | 1,959 |
| Change versus previous year | 9.1 % | 8.7 % |

[1] calculated on the basis of units of 1,000 euros

**Sales development**

| | Q3 | 1–9 |
|---|---|---|
| **Change versus previous year** | 9.1 % | 8.7 % |
| Foreign exchange | –1.5 % | 0.6 % |
| **after adjusting for foreign exchange** | 10.6 % | 8.1 % |
| Acquisitions/divestments | 7.6 % | 4.4 % |
| **Organic** | 3.0 % | 3.7 % |

**EBIT**[1] in million euros

| | Q3 | 1–9 |
|---|---|---|
| **2006** | 89 | 258 |
| **2005** | 80 | 232 |
| Change versus previous year | 13.7 % | 11.6 % |
| after adjusting for foreign exchange | 14.8 % | 10.7 % |

[1] calculated on the basis of units of 1,000 euros

**Return on sales (EBIT)**

| | Q3 | 1–9 |
|---|---|---|
| **2006** | 12.1 % | 12.1 % |
| **2005** | 11.6 % | 11.8 % |
| Change versus previous year | 0.5 pp | 0.3 pp |

pp = percentage points

In the **Cosmetics/Toiletries** business sector, sales exceeded the very strong prior-year figure by 9.1 percent, the latter having been increased by advance orders placed by our Dial customers. The successful integration of the former Gillette deodorant brands constituted a further contributory factor. Organic growth was 3.0 percent overall, with Eastern Europe, Africa/Middle East and Latin America each delivering particularly encouraging double-digit organic growth rates.

Operating profit rose by 13.7 percent, or by 14.8 percent after adjusting for foreign exchange. This resulted in a further quarterly improvement in return on sales which, at 12.1 percent, was 0.5 percentage points above the prior-year figure. Return on capital employed (ROCE) rose by 1.3 percentage points to 14.9 percent.

The *hair cosmetics* business was able to consolidate its upward trend. The colorants segment performed particularly well with strong growth in the brands Brillance, Palette and Natural & Easy. Market positions in Europe expanded in all segments – colorants, hair care and styling. The focus in colorants was on the launch of the new Diadem Root Set product line, and in hair care it was on the launch of Schauma Nutri & Glanz and the relaunch of the Gliss Kur Color Protect line. In the styling segment the main event was the successful roll-out of the got2b range in Europe.

The *body care* business also consolidated its upward performance trend. Once again, the growth drivers were our two major brands Fa and Dial. Fa further expanded its market position, setting a clear, positive course with new products such as Fa Speedster for Men. In addition, the relaunch of the deodorant line, implemented in the second quarter, showed good initial results. Dial continued its successful brand development with new products, particularly for the Dial for Men line, and expanded its market position in the dynamically growing shower products segment. At the same time the integration of the deodorant brands acquired from Gillette went ahead as planned.

The *skin care* business benefited from the launch of Diadermine Lift+ Re-Sculpture Cream.

In the *oral care* business, the focus was on the launch of new products in the form of Theramed Dispenser Sensitive in Germany and Licor del Polo Titanium in Spain.

In the *hair salon* business, which performed markedly well in Eastern Europe and North America, activities centered on the relaunches of the styling brand OSiS and the permanent hair colorant VITON S under the Clynol brand.

### Outlook

We continue to expect organic sales growth in 2006 to be above the market average. The main regional sources of growth for our business will be Eastern Europe, North America and Latin America. We also expect a further increase in operating profit.

# Consumer and Craftsmen Adhesives

**Sales**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **536** | **1,482** |
| **2005** | **481** | **1,279** |
| Change versus previous year | 11.4 % | 15.9 % |

[1] calculated on the basis of units of 1,000 euros

**Sales development**

| | Q3 | 1 – 9 |
|---|---|---|
| **Change versus previous year** | **11.4 %** | **15.9 %** |
| Foreign exchange | –1.5 % | 1.6 % |
| **after adjusting for foreign exchange** | **12.9 %** | **14.3 %** |
| Acquisitions/divestments | 5.0 % | 6.3 % |
| **Organic** | **7.9 %** | **8.0 %** |

**EBIT**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **65** | **159** |
| **2005** | **54** | **141** |
| Change versus previous year | 18.0 % | 12.3 % |
| after adjusting for foreign exchange | 18.5 % | 10.7 % |

[1] calculated on the basis of units of 1,000 euros

**Return on sales (EBIT)**

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **12.0 %** | **10.7 %** |
| **2005** | **11.3 %** | **11.0 %** |
| Change versus previous year | 0.7 pp | –0.3 pp |

pp = percentage points

The **Consumer and Craftsmen Adhesives** business sector increased sales by 11.4 percent compared to the prior-year quarter, thanks to both organic sales growth of 7.9 percent and the successfully integrated acquisitions. As in the preceding quarters, the Eastern Europe, Latin America and Africa/Middle East regions delivered above-average performance.

We increased operating profit by 18.0 percent above the figure for the prior-year quarter, and by 18.5 percent after adjusting for foreign exchange. At 12.0 percent, return on sales was 0.7 percentage points above the figure for the previous year. In the preceding quarters, return on sales had been negatively impacted by rapidly increasing raw material costs and measures introduced to secure profitable growth in the long term. Our own price increases implemented in recent months have contributed substantially to enhancing our profitability. Return on capital employed (ROCE) likewise improved compared to the prior-year quarter, by 2.0 percentage points to 21.5 percent.

The *adhesives and adhesive tapes for home, school and office* business continued to perform well. The globally strong growth generated by the instant adhesives marketed under the Loctite brand was supported by increased advertising and quality improvements to the product range which have been implemented in the course of this year.

The *adhesives and sealants for construction, DIY and craftsmen* segment remained the growth driver of this business sector, again registering above-average growth rates. Particularly successful here was the expansion in organic sales in the building adhesives segment in Eastern Europe. Here we benefited from collaborations with local partners. In the quarter under review, we commissioned a new production facility in Belarus and established a joint venture with which we will develop the market in Kazakhstan.

A new generation of tile adhesive products for craftsmen and the DIY segment was successfully launched, offering a substantial reduction in dust developing during usage.

## Outlook

We continue to anticipate further positive developments in our business. We do not yet foresee a sustained reduction in raw material prices given in the strained situation prevailing on the raw material markets but do expect the rates of price increase to be lower than encountered in the past. We will respond to related developments with further selective price increases of our own. We continue to expect organic sales growth in 2006 to be significantly above the market average, accompanied by a further increase in operating profit.

# Henkel Technologies

**Sales**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **872** | 2,658 |
| **2005** | **832** | 2,415 |
| Change versus previous year | 4.9 % | 10.1 % |

[1] calculated on the basis of units of 1,000 euros

**Sales development**

| | Q3 | 1 – 9 |
|---|---|---|
| **Change versus previous year** | **4.9 %** | 10.1 % |
| Foreign exchange | –2.7 % | 1.3 % |
| **after adjusting for foreign exchange** | **7.6 %** | 8.8 % |
| Acquisitions/divestments | –1.7 % | –0.2 % |
| **Organic** | **9.3 %** | 9.0 % |

**EBIT**[1] in million euros

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **74** | 301 |
| **2005** | **86** | 256 |
| Change versus previous year | –14.1 % | 17.9 % |
| after adjusting for foreign exchange | –11.8 % | 16.0 % |

[1] calculated on the basis of units of 1,000 euros

**Return on sales (EBIT)**

| | Q3 | 1 – 9 |
|---|---|---|
| **2006** | **8.5 %** | 11.3 % |
| **2005** | **10.4 %** | 10.6 % |
| Change versus previous year | –1.9 pp | 0.7 pp |

pp = percentage points

The **Henkel Technologies** business sector increased sales by 4.9 percent compared to the prior-year quarter, with organic growth amounting to 9.3 percent. Generating double-digit growth rates, the regions Eastern Europe, Latin America and Asia-Pacific continued to perform particularly well.

Operating profit decreased by 14.1 percent compared to the previous year, or by 11.8 percent after adjusting for foreign exchange. Gains amounting to 41 million euros, generated in the second quarter from the disposal of two businesses, are to be reinvested into the market by the end of the year. Adjusted for the related expenditures arising during the third quarter, operating profit would have been around 5 percent above the prior-year quarter. This increase was achieved despite the absence of contributions to profit from said divested businesses, the strained situation in the North American automotive market and further increases in the cost of our raw materials. Return on sales was 8.5 percent, 1.9 percentage points below the figure for the prior-year quarter. Return on capital employed (ROCE) amounted to 12.3 percent.

In the *transportation* market segment, we achieved positive growth with our key accounts in all regions. The new Teroson product line for vibration damping proved to be particularly successful. Due to further rising aircraft output figures and the augmented use of composites instead of aluminum components, sales to the aerospace industry again increased. We also made significant progress with respect to surface treatment products. In the *steel industry*, we profited from strong growth in the Asian market. In the *electronics industry*, we benefited from a new EU directive promoting the use of lead-free soldering products.

Our business in the *durable goods* market segment continued to perform well. Contributory factors included innovative polyurethane hotmelt adhesives under the Purmelt brand and 3D dispersion adhesives for the woodworking and furniture industries, plus growth in environmentally friendly production processes in the industrial metal pre-treatment segment.

The positive trend in relation to *consumer goods* and *packaging products* manufacturing continued. Here, our new Liofol products offering reduced solvent contents and improved curing behavior delivered particularly strong performance. Meanwhile, a new generation of instant adhesives for *industrial maintenance, repair and overhaul* applications supported the above-average growth achieved with our Loctite adhesives.

### Outlook

Our markets continue to develop well. Although the cost levels prevailing in the raw material markets are rising at a slower rate, we do not foresee any sustained reduction in prices. Consequently, we intend to implement further price increases of our own. We expect organic sales growth in 2006 to be above the market average, accompanied by a further increase in operating profit.

# Consolidated Segment Information[1) by Business Sector

**Third Quarter 2006** in million euros

| Business sectors | Laundry & Home Care | Cosmetics/ Toiletries | Consumer & Craftsmen Adhesives | Henkel Technologies | Corporate | Henkel |
|---|---|---|---|---|---|---|
| **Sales July – September 2006** | **1,050** | **742** | **536** | **872** | **60** | **3,260** |
| Change versus previous year | -3.4 % | 9.1 % | 11.4 % | 4.9 % | – | 3.8 % |
| Proportion of Henkel sales | 32 % | 23 % | 16 % | 27 % | 2 % | 100 % |
| Sales July – September 2005 | 1,086 | 681 | 481 | 832 | 60 | 3,140 |
| **EBITDA July – September 2006** | **152** | **101** | **74** | **100** | **–23** | **404** |
| EBITDA July – September 2005 | 137 | 94 | 62 | 112 | –23 | 382 |
| Change versus previous year | 11.1 % | 8.0 % | 21.3 % | –11.2 % | – | 5.7 % |
| **Return on sales (EBITDA) July – September 2006** | **14.5 %** | **13.6 %** | **13.9 %** | **11.5 %** | **–** | **12.4 %** |
| Return on sales (EBITDA) July – September 2005 | 12.6 % | 13.8 % | 12.8 % | 13.6 % | – | 12.2 % |
| **Amortization and depreciation of trademark rights, other rights and property, plant and equipment July – September 2006** | **27** | **12** | **9** | **26** | **9** | **83** |
| Amortization and depreciation of trademark rights, other rights and property, plant and equipment July – September 2005 | 28 | 14 | 8 | 26 | 6 | 82 |
| **EBIT July – September 2006** | **125** | **89** | **65** | **74** | **–32** | **321** |
| EBIT July – September 2005 | 109 | 80 | 54 | 86 | –29 | 300 |
| Change versus previous year | 14.2 % | 13.7 % | 18.0 % | –14.1 % | – | 7.0 % |
| **Return on sales (EBIT) July – September 2006** | **11.9 %** | **12.1 %** | **12.0 %** | **8.5 %** | **–** | **9.8 %** |
| Return on sales (EBIT) July – September 2005 | 10.0 % | 11.6 % | 11.3 % | 10.4 % | – | 9.5 % |
| **Return on capital employed (ROCE) July – September 2006** | **17.1 %** | **14.9 %** | **21.5 %** | **12.3 %** | **–** | **14.4 %** |
| Return on capital employed (ROCE) July – September 2005 | 13.6 % | 13.6 % | 19.5 % | 14.4 % | – | 13.5 % |
| **Capital employed July – September 2006[2)** | **2,907** | **2,421** | **1,196** | **2,412** | **–45** | **8,891** |
| Capital employed July – September 2005[2) | 3,208 | 2,321 | 1,118 | 2,397 | –142 | 8,902 |
| Change versus previous year | –9.4 % | 4.3 % | 7.0 % | 0.6 % | – | –0.1 % |
| **Capital expenditures (excl. financial assets) July – September 2006** | **45** | **18** | **23** | **36** | **13** | **135** |
| Capital expenditures (excl. financial assets) July – September 2005 | 36 | 27 | 53 | 99 | 10 | 225 |
| **Operating assets July – September 2006[3)** | **4,297** | **3,116** | **1,619** | **3,011** | **367** | **12,410** |
| **Operating liabilities July – September 2006** | **1,227** | **873** | **417** | **880** | **412** | **3,809** |
| **Net operating assets employed July – September 2006[3)** | **3,070** | **2,243** | **1,202** | **2,131** | **–45** | **8,601** |
| Operating assets July – September 2005[3) | 4,451 | 2,792 | 1,495 | 2,854 | 355 | 11,947 |
| Operating liabilities July – September 2005 | 984 | 650 | 366 | 751 | 479 | 3,230 |
| Net operating assets employed July – September 2005[3) | 3,467 | 2,142 | 1,129 | 2,103 | –124 | 8,717 |

[1) calculated on the basis of units of 1,000 euros [2) including goodwill at cost [3) including goodwill at residual book values

# Consolidated Segment Information[1]
# by Business Sector

**January – September 2006** in million euros

| Business sectors | Laundry & Home Care | Cosmetics/ Toiletries | Consumer & Craftsmen Adhesives | Henkel Tech-nologies | Corporate | Henkel |
|---|---|---|---|---|---|---|
| **Sales January – September 2006** | **3,085** | **2,130** | **1,482** | **2,658** | **183** | **9,538** |
| Change versus previous year | 1.0 % | 8.7 % | 15.9 % | 10.1 % | – | 7.3 % |
| Proportion of Henkel sales | 32 % | 22 % | 16 % | 28 % | 2 % | 100 % |
| Sales January – September 2005 | 3,055 | 1,959 | 1,279 | 2,415 | 178 | 8,886 |
| **EBITDA January – September 2006** | **432** | **292** | **191** | **377** | **–66** | **1,226** |
| EBITDA January – September 2005 | 404 | 269 | 168 | 328 | –69 | 1,100 |
| Change versus previous year | 6.9 % | 8.7 % | 13.8 % | 14.9 % | – | 11.4 % |
| **Return on sales (EBITDA) January – September 2006** | **14.0 %** | **13.7 %** | **12.9 %** | **14.2 %** | **–** | **12.9 %** |
| Return on sales (EBITDA) January – September 2005 | 13.2 % | 13.7 % | 13.1 % | 13.6 % | – | 12.4 % |
| **Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – September 2006** | **85** | **34** | **32** | **76** | **24** | **251** |
| Amortization and depreciation of trademark rights, other rights and property, plant and equipment January – September 2005 | 85 | 37 | 27 | 72 | 18 | 239 |
| **EBIT January – September 2006** | **347** | **258** | **159** | **301** | **–90** | **975** |
| EBIT January – September 2005 | 319 | 232 | 141 | 256 | –87 | 861 |
| Change versus previous year | 8.8 % | 11.6 % | 12.3 % | 17.9 % | – | 13.3 % |
| **Return on sales (EBIT) January – September 2006** | **11.2 %** | **12.1 %** | **10.7 %** | **11.3 %** | **–** | **10.2 %** |
| Return on sales (EBIT) January – September 2005 | 10.4 % | 11.8 % | 11.0 % | 10.6 % | – | 9.7 % |
| **Return on capital employed (ROCE) January – September 2006** | **15.3 %** | **14.8 %** | **17.1 %** | **16.6 %** | **–** | **14.5 %** |
| Return on capital employed (ROCE) January – September 2005 | 13.3 % | 13.9 % | 16.4 % | 14.7 % | – | 13.1 % |
| **Capital employed January – September 2006[2]** | **3,015** | **2,334** | **1,238** | **2,417** | **–19** | **8,985** |
| Capital employed January – September 2005[2] | 3,204 | 2,221 | 1,149 | 2,323 | –153 | 8,744 |
| Change versus previous year | –5.9 % | 5.1 % | 7.7 % | 4.1 % | – | 2.8 % |
| **Capital expenditures (excl. financial assets) January – September 2006** | **107** | **360** | **83** | **100** | **38** | **688** |
| Capital expenditures (excl. financial assets) January – September 2005 | 107 | 52 | 319 | 388 | 25 | 891 |
| **Operating assets January – September 2006[3]** | **4,364** | **2,918** | **1,576** | **2,987** | **370** | **12,215** |
| **Operating liabilities January – September 2006** | **1,181** | **765** | **402** | **847** | **389** | **3,584** |
| **Net operating assets employed January – September 2006[3]** | **3,183** | **2,153** | **1,174** | **2,140** | **–19** | **8,631** |
| Operating assets January – September 2005[3] | 4,321 | 2,719 | 1,421 | 2,746 | 327 | 11,534 |
| Operating liabilities January – September 2005 | 990 | 681 | 340 | 722 | 480 | 3,213 |
| Net operating assets employed January – September 2005[3] | 3,321 | 2,038 | 1,081 | 2,024 | –153 | 8,321 |

[1] calculated on the basis of units of 1,000 euros [2] including goodwill at cost [3] including goodwill at residual book values

# Consolidated Statement of Income

**Third Quarter 2006** in million euros

| | Q3/2005 | % | **Q3/2006** | % | **Change** |
|---|---|---|---|---|---|
| **Sales** | **3,140** | **100.0** | **3,260** | **100.0** | **3.8 %** |
| Cost of sales | –1,725 | –54.9 | –1,755 | –53.8 | 1.7 % |
| **Gross profit** | **1,415** | **45.1** | **1,505** | **46.2** | **6.5 %** |
| Marketing, selling and distribution costs | –882 | –28.1 | –932 | –28.6 | 5.7 % |
| Research and development costs | –81 | –2.6 | –87 | –2.7 | 7.4 % |
| Administrative expenses | –154 | –5.0 | –165 | –5.1 | 7.1 % |
| Other operating income | 34 | 1.0 | 23 | 0.7 | –32.4 % |
| Other operating charges | –26 | –0.8 | –11 | –0.3 | –57.7 % |
| Restructuring costs | –6 | –0.2 | –12 | –0.4 | >100 % |
| **Operating profit (EBIT)** | **300** | **9.5** | **321** | **9.8** | **7.0 %** |
| Net income from participations | 26 | 0.8 | 13 | 0.4 | –50.0 % |
| Net interest expense | –59 | –1.9 | –36 | –1.1 | –39.0 % |
| **Financial items** | **–33** | **–1.1** | **–23** | **–0.7** | **–30.3 %** |
| **Earnings before tax** | **267** | **8.4** | **298** | **9.1** | **11.6 %** |
| Taxes on income | –68 | –2.2 | –81 | –2.5 | 19.1 % |
| **Net earnings** | **199** | **6.2** | **217** | **6.6** | **9.0 %** |
| Minority interests | –4 | –0.1 | –6 | –0.2 | 50.0 % |
| **Net earnings after minority interests** | **195** | **6.1** | **211** | **6.4** | **8.1 %** |
| **Earnings per preferred share (in euros)** | **1.36** | | **1.47** | | **7.9 %** |
| **Earnings per ordinary share (in euros)** | **1.35** | | **1.46** | | **7.9 %** |

**January – September 2006** in million euros

| | 1 – 9/2005 | % | **1 – 9/2006** | % | **Change** |
|---|---|---|---|---|---|
| **Sales** | **8,886** | **100.0** | **9,538** | **100.0** | **7.3 %** |
| Cost of sales | –4,801 | –54.0 | –5,155 | –54.0 | 7.4 % |
| **Gross profit** | **4,085** | **46.0** | **4,383** | **46.0** | **7.3 %** |
| Marketing, selling and distribution costs | –2,557 | –28.9 | –2,742 | –28.8 | 7.2 % |
| Research and development costs | –235 | –2.6 | –254 | –2.7 | 8.0 % |
| Administrative expenses | –457 | –5.1 | –489 | –5.1 | 6.8 % |
| Other operating income | 102 | 1.2 | 157 | 1.6 | 53.9 % |
| Other operating charges | –63 | –0.7 | –60 | –0.6 | –4.8 % |
| Restructuring costs | –14 | –0.2 | –20 | –0.2 | 42.9 % |
| **Operating profit (EBIT)** | **861** | **9.7** | **975** | **10.2** | **13.3 %** |
| Net income from participations | 64 | 0.7 | 47 | 0.5 | –26.6 % |
| Net interest expense | –161 | –1.8 | –131 | –1.4 | –18.6 % |
| **Financial items** | **–97** | **–1.1** | **–84** | **–0.9** | **–13.4 %** |
| **Earnings before tax** | **764** | **8.6** | **891** | **9.3** | **16.6 %** |
| Taxes on income | –196 | –2.2 | –241 | –2.5 | 23.0 % |
| **Net earnings** | **568** | **6.4** | **650** | **6.8** | **14.4 %** |
| Minority interests | –12 | –0.1 | –15 | –0.2 | 25.0 % |
| **Net earnings after minority interests** | **556** | **6.3** | **635** | **6.6** | **14.1 %** |
| **Earnings per preferred share (in euros)** | **3.90** | | **4.44** | | **13.9 %** |
| **Earnings per ordinary share (in euros)** | **3.86** | | **4.40** | | **13.9 %** |

# Notes to the Consolidated Statement of Income, January through September 2006

Sales increased by 7.3 percent in the first nine months of 2006. Over the same period, the cost of sales grew by 7.4 percent. Gross profit improved by 7.3 percent to 4,383 million euros. Despite the increase in the cost of sales due to rising prices for raw materials and packaging, gross margin was maintained at 46.0 percent, matching the level of the preceding year. This is primarily due to the dynamics of the third quarter.

Marketing, selling and distribution costs rose by 7.2 percent. At 254 million euros, research and development costs increased by 8.0 percent and represent 2.7 percent of sales for the first nine months of 2006. Administrative expenses increased by 6.8 percent.

The balance of other operating income and charges increased, due primarily to gains from business disposals. These were generated on the one hand from the sale of the Dial foods business in the first quarter of 2006 (the gain of 16 million euros being used to step up our market development activities in the USA) and, on the other hand, from the sale of the insulating glass sealant and rubber-to-metal bonding chemicals businesses, which together generated gains totaling 41 million euros. This amount is likewise to be reinvested into the market by the end of the year.

Financial items improved by 13 million euros compared to the same prior-year period, to −84 million euros. At 47 million euros, net income from participations was 17 million euros below the figure for the prior-year period: while the income from our investment in Ecolab, USA, accounted for by the at-equity method, remained at the prior-year level, we suffered a decrease in the fair value of our participation in Lion, Japan, caused by a fall in the quoted share price. Despite the higher prevailing interest rate level, net interest expense improved by 30 million euros to −131 million euros. This overall decrease was due to the first-time gains from the trust funds in which the company's German pension funds are administered, and improved currency translation gains.

At 27.0 percent, the tax rate was 1.3 percentage points above the prior-year level. Taxes include the amount payable in the USA on the sale of the Dial foods business. Gains from the sale of the Henkel Technologies businesses were subject to a minor tax charge.

At 650 million euros, net earnings for the first nine months of 2006 were 14.4 percent above the level of the prior-year period. After deducting minority interests, the balance was 635 million euros. Earnings per preferred share increased by 13.9 percent, from 3.90 euros to 4.44 euros.

# Consolidated Balance Sheet

| **Consolidated Balance Sheet** in million euros | Dec. 31, 2005 | % | **Sept. 30, 2006** | % |
|---|---|---|---|---|
| Intangible assets | 5,660 | 40.5 | 5,655 | 40.4 |
| Property, plant and equipment | 2,045 | 14.7 | 2,053 | 14.6 |
| Financial assets | 681 | 4.9 | 679 | 4.8 |
| Other non-current receivables | 223 | 1.6 | 200 | 1.4 |
| Deferred tax | 456 | 3.3 | 417 | 3.0 |
| **Non-current assets** | **9,065** | **65.0** | **9,004** | **64.2** |
| Inventories | 1,232 | 8.8 | 1,386 | 9.9 |
| Trade accounts receivable | 1,794 | 12.9 | 2,112 | 15.1 |
| Other current receivables and miscellaneous assets | 378 | 2.7 | 501 | 3.6 |
| Current tax assets | 121 | 0.9 | 55 | 0.4 |
| Liquid funds/Marketable securities | 1,212 | 8.7 | 956 | 6.7 |
| Assets held for sale | 142 | 1.0 | 14 | 0.1 |
| **Current assets** | **4,879** | **35.0** | **5,024** | **35.8** |
| **Total assets** | **13,944** | **100.0** | **14,028** | **100.0** |

| | Dec. 31, 2005 | % | **Sept. 30, 2006** | % |
|---|---|---|---|---|
| **Equity excluding minority interests** | **5,371** | **38.5** | **5,472** | **39.0** |
| Minority interests | 28 | 0.2 | 37 | 0.3 |
| **Equity including minority interests** | **5,399** | **38.7** | **5,509** | **39.3** |
| Provisions for pensions and similar obligations | 1,061 | 7.6 | 1,007 | 7.2 |
| Other long-term provisions | 427 | 3.1 | 312 | 2.2 |
| Long-term borrowings | 2,400 | 17.2 | 2,460 | 17.5 |
| Other non-current liabilities | 59 | 0.4 | 109 | 0.8 |
| Deferred tax | 473 | 3.4 | 449 | 3.2 |
| **Non-current liabilities** | **4,420** | **31.7** | **4,337** | **30.9** |
| Short-term provisions | 932 | 6.7 | 1,155 | 8.2 |
| Short-term borrowings | 1,405 | 10.1 | 1,048 | 7.5 |
| Trade accounts payable | 1,333 | 9.6 | 1,600 | 11.4 |
| Other current liabilities | 455 | 3.2 | 379 | 2.7 |
| **Current liabilities** | **4,125** | **29.6** | **4,182** | **29.8** |
| **Total equity and liabilities** | **13,944** | **100.0** | **14,028** | **100.0** |

# Consolidated Statement of Changes in Equity

| **Consolidated Statement of Changes in Equity** in million euros | 2005 | **2006** |
|---|---|---|
| **Shareholders' equity including minority interests as of Jan. 1** | **4,604** | **5,399** |
| Net earnings | 568 | 650 |
| thereof minority interests | –12 | –15 |
| Dividend distributions | –187 | –200 |
| Other changes taken to equity | –29 | 2 |
| Foreign exchange | 497 | –342 |
| **Shareholders' equity including minority interests as of Sept. 30** | **5,453** | **5,509** |

# Notes to the Consolidated Balance Sheet / Consolidated Statement of Changes in Equity, January through September 2006

The balance sheet total as of September 30, 2006 shows an increase of 84 million euros to 14,028 million euros. Compared to December 31, 2005, this represents an increase of 0.6 percent.

Under the non-current assets heading, intangible assets decreased by 5 million euros, due primarily to a fall in the US dollar exchange rate versus the euro. Property, plant and equipment increased by 8 million euros. Financial assets decreased by 2 million euros to 679 million euros.

At 5,024 million euros, current assets exceeded the level of the previous year. A decrease in liquid funds amounting to 256 million euros was offset by increases in inventories (154 million euros) and trade accounts receivable (318 million euros). Other receivables and miscellaneous assets decreased by 71 million euros.

Shareholders' equity (excluding minority interests) increased from 5,371 million euros to 5,472 million euros. Here, the 635 million euros in net earnings for the first nine months of the year were not fully offset by decreases arising from currency translation effects (338 million euros), dividend payments (190 million euros) and other gains and losses recognized in equity (6 million euros). As a result, the equity ratio (shareholders' equity including minority interests, divided by total assets and expressed as a percentage) increased from 38.7 percent to 39.3 percent.

Non-current liabilities decreased by 83 million euros versus the previous year. This was mainly due to the reclassification of tax provisions and provisions for restructuring from non-current to current liabilities.

Borrowings were reduced by 297 million euros while net debt decreased by 41 million euros to 2,552 million euros due to the lower liquid funds figure.

# Consolidated Cash Flow Statement

| **Consolidated Cash Flow Statement** in million euros | 1 – 9/2005[1] | **1 – 9/2006** |
|---|---|---|
| **Operating profit (EBIT)** | **861** | **975** |
| Income taxes paid | –153 | –193 |
| Depreciation/write-ups of non-current assets (excluding financial assets) | 239 | 251 |
| Net gains/losses on disposal of non-current assets (excluding financial assets) | –6 | –62 |
| Change in inventories | –92 | –194 |
| Change in receivables and miscellaneous assets | –139 | –440 |
| Change in liabilities and provisions | 18 | 475 |
| **Cash flow from operating activities** | **728** | **812** |
| Purchase of intangible assets | –21 | –34 |
| Purchase of property, plant and equipment | –272 | –283 |
| Purchase of financial assets/acquisitions | –56 | –376 |
| Proceeds on disposal of subsidiaries and business units | – | 200 |
| Proceeds on disposal of other non-current assets | 31 | 43 |
| **Cash flow from investing activities/acquisitions** | **–318** | **–450** |
| Henkel KGaA dividends | –181 | –190 |
| Subsidiary company dividends (to other shareholders) | –6 | –10 |
| Interest received | 38 | 45 |
| Dividends received | 15 | 21 |
| Interest paid | –214 | –241 |
| *Dividends and interest paid and received* | *–348* | *–375* |
| Change in borrowings | –647 | –216 |
| Other financing transactions | –34 | 40 |
| **Cash flow from financing activities** | **–1,029** | **–551** |
| **Change in cash and cash equivalents** | **–619** | **–189** |
| Effects of exchange rate changes on cash and cash equivalents | 173 | –67 |
| **Change in liquid funds and marketable securities** | **–446** | **–256** |
| Liquid funds and marketable securities at January 1 | 1,695 | 1,212 |
| Liquid funds and marketable securities at September 30 | 1,249 | 956 |

| **Computation of Free Cash Flow** in million euros | 1 – 9/2005 | **1 – 9/2006** |
|---|---|---|
| Cash flow from operating activities | 728 | 812 |
| Purchase of intangible assets | –21 | –34 |
| Purchase of property, plant and equipment | –272 | –283 |
| Proceeds on disposal of subsidiaries and business units | – | 200 |
| Proceeds on disposal of other non-current assets | 31 | 43 |
| Dividends received/Net interest | –161 | –175 |
| **Free cash flow** | **305** | **563** |

[1] To improve clarity in the cash flow statement, translation differences arising from the financing of the Group and changes in the fair value of derivatives have been transferred from "Cash flow from operating activities" ("Change in receivables and miscellaneous assets") to "Cash flow from financing activities" ("Change in borrowings").

# Notes to the Consolidated Cash Flow Statement, January through September 2006

**Cash flow from operating activities** amounted to 812 million euros, an increase of 84 million euros above the prior-year period. The higher EBIT was offset both by the increase in income taxes paid and by a build-up in inventories, current receivables and miscellaneous assets, representing a total cash outflow of 634 million euros. In contrast, liabilities and provisions increased to 475 million euros.

**Cash flow from investing activities/acquisitions** was −450 million euros (previous year: −318 million euros). This figure includes proceeds from the sale of the Dial foods business amounting to 151 million euros and from the disposal of the insulating glass sealant and rubber-to-metal bonding chemicals businesses, which grossed 49 million euros. The acquisitions relate to the former Gillette body care brands including Right Guard, Soft & Dri and Dry Idea purchased from Procter & Gamble, the Brazilian adhesives manufacturer Alba Adesivos, and the hair cosmetics and body care products specialist Jasminal, Tunisia. Investments in intangible assets and property, plant and equipment were 24 million euros above the prior-year level.

The figure for **cash flow from financing activities** shows a total outflow of 551 million euros, a decrease of 478 million euros compared to the prior-year figure (net outflow 1,029 million euros).

**Free cash flow** amounted to 563 million euros, an increase of 258 million euros related to the comparable figure for the previous year.

# Supplementary Notes

## Earnings per Share

The Stock Incentive Plan introduced in 2000 resulted in a dilution of earnings per preferred share as of September 30, 2006, as the options issued from all five tranches were "in the money". The effect derives from 344,556 potentially outstanding preferred shares. The resultant dilution in EPS amounts to 2 eurocents.

**Earnings per share**

| | | 1 – 9/2006 |
|---|---|---|
| **Net earnings after minority interests** | **in million euros** | **635** |
| Number of outstanding ordinary shares | | 86,598,625 |
| **Earnings per ordinary share** | **in euros** | **4.40** |
| Number of outstanding preferred shares | | 57,253,405 |
| **Earnings per preferred share** | **in euros** | **4.44** |
| Dilution effect arising from Stock Incentive Plan | | 344,556 |
| Number of potentially outstanding preferred shares | | 57,597,961 |
| **Diluted earnings per preferred share** | **in euros** | **4.42** |

## Changes in treasury stock

Treasury stock held by the Company at September 30, 2006 amounted to 1,928,623 preferred shares. This represents 1.32 percent of capital stock and a proportional nominal value of 4.9 million euros.

As a result of options exercised under the Stock Incentive Plan, treasury stock fell in the third quarter by 243,532 preferred shares, representing a proportional nominal value of 0.623 million euros (0.167 percent of capital stock).

## Accounting and Valuation Policies

This unaudited Henkel interim report, like the consolidated financial statements for fiscal 2005, has been prepared in accordance with International Financial Reporting Standards (IFRS). The same accounting and valuation principles have been applied as in the case of the 2005 consolidated financial statements.

The reclassification of the balance sheet to disclose current and non-current items in accordance with the requirements of IAS 1 was implemented for the first time in the consolidated financial statements for fiscal 2005.

## Scope of Consolidation

In addition to Henkel KGaA, the consolidated financial statements include 11 domestic and 206 foreign companies in which Henkel KGaA has the power to govern the financial and operating policies, based on the concept of control of Henkel KGaA.

The investment in Ecolab Inc., St. Paul, Minnesota, USA, is accounted for by the at-equity method.

# Published by

Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211 797-0


**Edited by:**
Corporate Communications, Investor Relations

**English translation by:** Paul Knighton
**Coordination:** Rolf Juesten, Oliver Luckenbach, Dirk Neubauer
**Concept and Design:** Kirchhoff Consult AG, Hamburg
**Photographs:** Henkel
**Produced by:** Schotte, Krefeld

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

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THE GLOBAL COMPACT

# Calendar

**Press Conference for Fiscal 2006 and Analysts' Meeting 2007:**
**Tuesday, February 27, 2007**

**Annual General Meeting of Henkel KGaA 2007:**
**Monday, April 16, 2007**

**Publication of Report for the First Quarter 2007:**
**Wednesday, May 2, 2007**

**Publication of Report for the Second Quarter 2007:**
**Wednesday, August 1, 2007**

**Publication of Report for the Third Quarter 2007:**
**Wednesday, November 7, 2007**

**Fall Press and Analysts' Conference 2007:**
**Wednesday, November 7, 2007**

Up-to-date facts and figures on Henkel also available on the internet: www.henkel.com

Henkel

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